UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2003

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN

(FORMERLY CALLED, CENTEX CONSTRUCTION PRODUCTS, INC.
HOURLY PROFIT SHARING PLAN)

(Full title of plan)

Commission File No. 1-12984

EAGLE MATERIALS INC.

3811 Turtle Creek Blvd, Suite 1100
Dallas, Texas 75219

(Name of issuer and address of principal executive offices)

Centex Construction Products, Inc. Hourly Profit Sharing Plan

Financial Statements and Supplemental Schedule

As of December 31, 2003 and 2002,
and for the Year ended December 31, 2003

Report of Independent Registered Public Accounting Firm

The Administrative Committee
Centex Construction Products, Inc. Hourly Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Centex Construction Products, Inc. Hourly Profit Sharing Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Dallas, Texas
May 17, 2004

Centex Construction Products, Inc. Hourly Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments in the Centex Construction Products, Inc. Plans Master Trust	$2,609,970	$1,535,348
Investments in the Profit Sharing and Retirement Plan of Centex Corporation Master Trust	4,521,729	3,223,296
Participant loans	53,409	100,264
Employee contribution receivable	2,596	—

Net assets available for benefits	$7,187,704	$4,858,908

See accompanying notes.

Centex Construction Products, Inc. Hourly Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Additions:
Company contributions	$661,011
Participant contributions	927,287
Rollovers	23,806
Interest in the Centex Construction Products, Inc. Plans Master Trust investment income	546,177
Interest in the Profit Sharing and Retirement Plan of Centex Corporation Master Trust investment income	550,750
Interest income on participant loans	6,555

Total additions	2,715,586
Deductions:
Distributions to participants	356,681
Administrative expenses	9,374

Total deductions	366,055
Transfer to Profit Sharing and Retirement Plan of Centex Construction Products, Inc.	(20,735)

Net increase	2,328,796
Net assets available for benefits:
Beginning of year	4,858,908

End of year	$7,187,704

See accompanying notes.

Centex Construction Products, Inc. Hourly Profit Sharing Plan

Notes to Financial Statements

December 31, 2003

1. Description of the Plan

The following description of the Centex Construction Products, Inc. Hourly Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan, established April 1, 1993 and amended and restated effective January 1, 2001, is a defined contribution retirement plan covering eligible employees of Centex Construction Products, Inc. (the Company or CXP) and eligible employees of certain subsidiaries of the Company, which have adopted the Plan with the Company’s consent. The Company and certain subsidiaries collectively comprise the “Participating Employers.” The Plan is administered by an Administrative Committee (the Committee) appointed by the Board of Directors of the Company. Centex Corporation owned approximately 64% of the outstanding common stock of CXP on December 31, 2003.

The Plan has two distinct types of eligible employees, (1) employees eligible to participate in the employer profit sharing contributions or (2) employees eligible to participate in employer matching contributions. Eligible employees may not participate in both employer profit sharing and matching contributions. Certain hourly employees of the Participating Employers participate in profit sharing contributions on the earlier of January 1 or July 1 after completing one year of service, as defined. One year of service, for purposes of eligibility, is defined as the 12 consecutive month period during which the employee worked 1,000 hours, ending on the first anniversary of the employee’s date of hire. Hourly employees of Republic Paperboard Company, LLC, a subsidiary of the Company, participate in matching contributions on the date the employee first performs for the employer an hour of service, as defined.

A member of a group or class of employees covered by a collective bargaining agreement are not eligible to participate in the Plan unless such agreement extends the Plan to such group or class of employees.

Transfers to the Profit Sharing and Retirement Plan of Centex Construction Products, Inc. were due to the conversion of employees from hourly to salaried employees.

Centex Construction Products, Inc. Hourly Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions

The Plan permits participants to contribute pre-tax up to 70% of their compensation, as defined, (up to a statutory limit) to a 401(k) account upon the date of hire. Total contributions to a participant’s account are limited to a maximum of 100% of compensation (or $40,000, whichever is less) for 401(k) contributions and Participating Employer contributions on a combined basis.

Matching and profit sharing contributions are made by certain of the Participating Employers on a discretionary basis as determined by their respective Boards of Directors. They are allocated to participant accounts on a pro rata basis determined by the number of hours worked. Employer nondiscretionary matching contributions for eligible employees of Republic Paperboard Lawton Mill, a subsidiary of the Company, are allocated to participant accounts based on 75% of each participant’s eligible contributions up to 6% of compensation, as defined by the Plan. As of January 1, 2003, the Participating Employers, at their sole discretion, may make qualified non-elective contributions to the Plan. No such contributions were made for the 2003 plan year. Forfeitures may be used to reduce employer matching contributions, employer profit sharing contributions or administrative expenses of the Plan. Forfeitures of $1,997 were used to reduce employer contributions for the year ended December 31, 2003.

Participants direct the investment of their accounts into a variety of registered investment company funds or the CXP Stock Fund (the CXPSF). Another fund, the Centex Common Stock Fund (the CCSF), exists for those employees who chose to retain their balance in this fund upon transfer of all of their balances from the Profit Sharing and Retirement Plan of Centex Corporation to the Plan in 1994. No additional contributions to the CCSF are permitted. Both the CXPSF and CCSF are unitized stock funds.

Participants may allocate up to 15% of employer and participant contributions to the CXPSF, whereas up to 100% may be allocated to any other investment option (except the CCSF) offered by the Plan.

Vesting

A participant does not vest in his/her Participating Employer nondiscretionary matching and discretionary profit sharing contributions and related earnings until the completion of five years of service (as defined). Participants are fully vested in all contributions after five years of service or upon retirement, full and permanent disability, or death.

Centex Construction Products, Inc. Hourly Profit Sharing Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participants are always fully vested in their 401(k) contributions and related earnings. For the Republic Group LLC, subsidiaries of the Company, a participant does not vest in his or her participating employer nondiscretionary matching contribution and related earnings until the completion of three years of service (as defined).

Participant Loans

Loans by participants are not permitted. Prior to January 2003, participants from the Republic Group LLC were allowed to obtain loans against their vested account balances. Republic Group LLC participants could borrow up to 50% of the vested portion of their accounts not in excess of $50,000. Outstanding loans are collateralized by participant accounts. Such loans bear interest at a rate that approximates market rates and are repayable to the Plan within five years. Interest rates on outstanding participant loans ranged from 5.75% to 10.00% for the year ended December 31, 2003.

Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company. The Plan is not required to reimburse the Company for any administrative expenses paid by the Company. Expenses not paid by the Company are paid by the Plan.

Plan Termination

Although there is no intention to do so, the Company has the right to discontinue contributions and terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan provides that, in the event of plan termination, participants will become fully vested in their Participating Employer contributions, and the method of distribution of assets will be in accordance with the provisions of ERISA.

Centex Construction Products, Inc. Hourly Profit Sharing Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments

The Profit Sharing and Retirement Plan of Centex Corporation Master Trust (Centex Corporation Master Trust) and the Centex Construction Products, Inc. Plans Master Trust (the Centex Construction Products, Inc. Master Trust) (collectively, the Master Trusts) hold the assets of the Plan, as well as the assets of other plans sponsored by CXP and Centex Corporation (Affiliate Plans). The Plan and Affiliate Plans have an undivided interest in the Master Trusts. The Master Trusts are governed by trust agreements with Fidelity Management Trust Company (the Trustee), which is held accountable by and reports to the Committee.

Investments included in the Master Trusts are valued at fair value. The registered investment company shares are valued based on published market prices, which represent the net asset value of shares held by the Plan at year-end. Investments in the unitized stock funds are determined by the value of the underlying common stocks combined with the short-term cash positions. The fair values of the common stock portion of the funds are based on the closing prices of the common stocks on their primary exchange. The short-term cash positions of the unitized stock funds are recorded at cost, which approximates fair value. Participant loans are recorded at carrying value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Centex Construction Products, Inc. Hourly Profit Sharing Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

The Master Trusts allocate investment income to the Plan based on the Plan’s respective ownership interests in each of the Master Trusts’ assets. Investment income is then allocated to participants on a pro rata basis. Administrative expenses for the year ended December 31, 2003, include Trustee and recordkeeper fees. Fund management fees are charged directly to each master trust and therefore are included in the net change in fair market value of investments for each of the Master Trusts. Administrative expenses are allocated pro rata to the Plan and Affiliate Plans.

Distributions to Participants

Distributions to participants are recorded when paid.

Reclassification

Certain amounts in the 2002 financial statements have been reclassified to conform to the 2003 presentation.

3. Interest in Master Trusts

At December 31, 2003 and 2002, the Plan’s interest in the net assets of the Centex Construction Products, Inc. Master Trust was approximately 15% and 12%, respectively. Investments held in the Centex Construction Products, Inc. Master Trust as of December 31, 2003 and 2002, were as follows:

	2003	2002
Registered Investment Companies	$15,080,326	$10,887,185
CXP Common Stock Fund	2,689,751	1,527,398

Total	$17,770,077	$12,414,583

Investment income in the Centex Construction Products, Inc. Master Trust for the year ended December 31, 2003, was as follows:

Net appreciation in Registered Investment Companies	$2,423,282
Net appreciation in CXP Common Stock Fund	1,149,696
Dividend and interest income	214,444

$3,787,422

Centex Construction Products, Inc. Hourly Profit Sharing Plan

Notes to Financial Statements (continued)

3. Interest in Master Trusts (continued)

At December 31, 2003 and 2002, the Plan’s interest in the net assets of the Centex Corporation Master Trust was approximately 1% for both years. Investments held in the Centex Corporation Master Trust as of December 31, 2003 and 2002, were as follows:

	2003	2002
Registered Investment Companies	$378,686,141	$271,998,602
Centex Common Stock Fund	63,579,778	30,849,679

Total	$442,265,919	$302,848,281

Investment income in the Centex Corporation Master Trust for the year ended December 31, 2003, was as follows:

Net appreciation in Registered Investment Companies	$59,845,267
Net appreciation in Centex Common Stock Fund	35,037,902
Dividend and interest income	2,390,965

$97,274,134

The Plan invests in various investment securities which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Further, due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated June 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. However, the Company and the Plan’s counsel believe that the Plan continues to be designed in compliance with applicable provisions of the Code.

Centex Construction Products, Inc. Hourly Profit Sharing Plan

Notes to Financial Statements (continued)

5. Related Party Transactions

Certain Plan investments are shares of registered investment companies managed by the Trustee and, therefore, these transactions qualify as party-in-interest transactions.

6. Reconciliation to Form 5500

As of December 31, 2003 and 2002, the Plan had $7,179 and $8,404, respectively, of pending distributions to participants who elected to withdraw from the Plan. These amounts are recorded as a liability in the Plan’s Form 5500; however, in accordance with U.S. generally accepted accounting principles, these amounts are not recorded as a liability in the accompanying Statements of Net Assets Available for Benefits. The following reconciles net assets available for benefits per the financial statements to Form 5500 as filed by the Company:

	December 31
	2003	2002
Net assets available for Plan benefits per the financial statements	$7,187,704	$4,858,908
Amounts allocated to withdrawing participants	(7,179)	(8,404)

Net assets available for Plan benefits per Form 5500	$7,180,525	$4,850,504

The following reconciles distributions paid to participants per the financial statements to Form 5500 as filed by the Company for the year ended December 31, 2003:

Distributions to participants per the financial statements	$356,681
Less: Amounts allocated to withdrawing participants at December 31, 2002	(8,404)
Add: Amounts allocated to withdrawing participants at December 31, 2003	7,179

Distributions to participants per Form 5500	$355,456

Centex Construction Products, Inc. Hourly Profit Sharing Plan

Notes to Financial Statements (continued)

7. Subsequent Events

On January 30, 2004, Centex Corporation spun off its entire equity interest in the Company. Effective January 30, 2004, assets of the Plan amounting to $4,562,082 included in the Centex Corporation Master Trust were transferred to the Centex Construction Products, Inc. Master Trust. Additionally, the Company changed its name to Eagle Materials Inc., the Plan’s name changed to the Eagle Materials Inc. Hourly Profit Sharing Plan and the Centex Construction Products, Inc. Master Trust is now called the Eagle Materials Inc. Plans Master Trust.

On February 20, 2004, the Board of Directors of the Company approved an employer profit sharing contribution to the Plan in the amount of $581,503, net of forfeitures applied, which was remitted to the Eagle Materials Inc. Plans Master Trust in February of 2004.

Supplemental Schedule

Centex Construction Products, Inc. Hourly Profit Sharing Plan

Schedule H; Line 4i – Schedule of Assets (Held at End of Year)

EIN#: 75-2520779
Plan #: 001

December 31, 2003

		(c)
	(b)	Description of Investment
	Identity of Issue,	Including Maturity Date,		(e)
	Borrower, Lessor,	Rate of Interest, Collateral,	(d)	Current
(a)	or Similar Party	Par, or Maturity Value	Cost	Value
*	Participant loans	Interest rates from 5.75% to 10.00%	$—	$53,409

			$—	$53,409

*Party-in-interest

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee which administers the Eagle Materials Inc. Hourly Profit Sharing Plan (Formerly called, Centex Construction Products, Inc. Hourly Profit Sharing Plan) has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

EAGLE MATERIALS INC. HOURLY PROFIT SHARING PLAN (FORMERLY CALLED, CENTEX CONSTRUCTION PRODUCTS, INC. HOURLY PROFIT SHARING PLAN)

Date: June 28, 2004	By: /s/ Arthur R. Zunker, Jr. Arthur R. Zunker, Jr. Member, Administrative Committee

INDEX TO EXHIBITS

Eagle Materials Inc. Hourly Profit Sharing Plan (Formerly called, Centex Construction Products,
Inc. Hourly Profit Sharing Plan)

Exhibit		Filed Herewith or
Number	Exhibit	Incorporated by Reference
23	Consent of Ernst & Young LLP	Filed herewith

32	Certification of the Administrative Committee Member of the Plan	Filed herewith
pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002